UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 12b-25	SEC FILE NUMBER 001-09753
NOTIFICATION OF LATE FILING	CUSIP NUMBER 373200203

(Check one)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Georgia Gulf Corporation
Full Name of Registrant

Former Name if Applicable

115 Perimeter Center Place, Suite 460
Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30346
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 11, 2009, Georgia Gulf Corporation received from its senior secured lenders an amendment to its senior secured credit agreement that allows the Company to continue to withhold interest payments due on its 2014 senior notes and 2016 senior subordinated notes without it constituting a default under such senior secured credit agreement until the earlier of June 15, 2009 or the first day holders of such notes or our 2013 senior notes may accelerate the indebtedness under such notes. Georgia Gulf previously announced that it had withheld payment of $34.0 million of interest due April 15, 2009 for the 2014 senior notes and 2016 senior subordinated notes. All three of the Company's note issues are the subject of previously disclosed and currently pending private exchange offers. Under the indentures governing the 2014 senior notes and 2016 senior subordinated notes, Georgia Gulf has a 30-day grace period, which expires May 15, 2009, to pay the withheld interest before the noteholders can seek remedies. The Company is currently in discussions with the principal holders of each issue of notes seeking forbearance agreements to provide more time to negotiate the exchange offers. If we do not obtain such forbearance agreements, the indebtedness under our notes may be accelerated by the holders on or after May 15, 2009. Since our financial statements would be materially impacted in that event, including the reclassification of the majority of our $1.4 billion of debt as current, we are unable to presently complete our quarterly report on Form 10-Q for the quarter ended March 31, 2009, although the Company intends to file such Form 10-Q no later than May 18, 2009.

There can be no assurance that forbearance agreements or acceptable terms for the exchange offers will be reached, on a timely basis or at all. In addition, an acceleration of indebtedness under any issue of the notes would constitute cross defaults under the Company's other note issues and its senior secured credit facility, permitting the acceleration of such debt by the holders. In the event of any such acceleration, the Company would be required to immediately explore alternatives which could include a potential reorganization or restructuring under the bankruptcy laws.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Joel I. Beerman, Esq.	770	395-4500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended March 31, 2009, Georgia Gulf’s sales were $407.3 million, compared to $712.5 million during the first three months of 2008.  The decrease in sales was attributed to lower feedstock and energy costs and volumes in all segments partially offset by higher electrochemical unit values.  In the three months ended March 31, 2009, Georgia Gulf recorded net income of $48.3 million or $1.36 per diluted share compared to a net loss of $69.5 million or $2.08 loss per diluted share during the same quarter in the previous year.  During the three months ended March 31, 2009, we recorded a $121.0 million net gain related to the substantial modification of the Company’s debt under  the Fifth Amendment of its $349.4 million term loan under the senior secured credit facility, as required by   EITF Issue No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments (“EITF 96-19”).   As required by EITF 96-19, we determined that the net present value of the Term loan B future cash flows under the terms of the Fifth Amendment had changed by more that 10 percent   Due to the substantial difference, we determined an extinguishment of debt had occurred with the Fifth Amendment.  Accordingly, we recorded the amended Term loan B at its estimated fair value of $207.7 million at the date of extinguishment.  The difference between the fair value of the amended Term loan B and the carrying value of the original Term loan B less the related financing cost at the date of debt extinguishment of $121.0 million was recorded as a gain on substantial modification of debt in the three months ended March 31, 2009. The Company also recorded $8.0 million of restructuring costs during the quarter ended March 31, 2009. The net loss in the first quarter of 2008 includes a write-down for the closing of the Oklahoma City, Oklahoma PVC resin plant, costs related to the sale of the outdoor storage buildings business, and other restructuring actions totaling $26.1 million.

Georgia Gulf Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 12, 2009	By:	/s/ Joel I. Beerman
Joel I. Beerman, Esq.
Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).